UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces Schedule for Delisting American Depositary Shares from New York Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on April 11, 2016, in Kyoto, Japan

Nidec Announces Schedule for Delisting American Depositary Shares

from New York Stock Exchange

Nidec Corporation (the “Company”) hereby announces, based on the resolution of the Board of Directors made on April 9, 2016, that the Company will apply for voluntary delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (the “NYSE”) and intends to file for the termination of registration of its ADSs under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that the Company will notify the New York Stock Exchange (the “NYSE”) on April 11, 2016 (Eastern Standard Time in the U.S.), and that the Company will apply for voluntary delisting of its ADSs from the NYSE.

1. Reasons for Delisting

The Company listed its ADSs on the NYSE in September 2001 mainly to diversify its opportunities for fund-raising and to raise the visibility of the NIDEC brand. Since then, the Company has made efforts to enhance disclosures for shareholders and investors with the goal of deepening their understanding of the Company, in addition to complying with the disclosure requirements of U.S. securities laws and regulations, providing consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002.

Meanwhile, the external environment has significantly changed as indicated by the increases in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards.

While the Company believes the initial objectives of the U.S. ADS listing were mainly achieved, it has judged that the continued listing on the NYSE is not economically justified, taking into account the market changes as stated above and the fact that the trading volume of its ADSs on the NYSE accounts for only a small fraction of the total trading volume of its shares. Therefore, the Company has decided to apply for voluntary delisting of its ADSs from the NYSE and for termination of registration of its ADSs with the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act.

2. Stock Exchanges on which the Company Will Maintain its Listings

The Company will maintain its listings on the Tokyo Stock Exchange.

3. Delisting Schedule (Eastern Standard Time in the U.S.)

April 11, 2016	The Company to provide the NYSE with a written pre-notice of the delisting application
April 21, 2016	The Company to file Form 25 with the SEC for delisting from the NYSE and deregistration with the SEC
May 2, 2016	Delisting to become effective The Company to file Form 15F with the SEC to terminate its reporting obligations under the Exchange Act
July 2016	Deregistration with the SEC to become effective Termination of the Company’s reporting obligations under the Exchange Act to become effective

4. Future Plans

After the delisting of its ADSs from the NYSE, the Company intends to maintain its American Depositary Receipt Program in the United States, and therefore anticipates that its ADSs will continue to be traded in the United States on the over-the-counter market.

While the Company’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) will be terminated, the Company will continue to disclose financial statements and other information, in English, on its website to ensure that its overseas shareholders and investors will continue to have access to appropriate information about the Company.

5. Contact Information for Inquiries regarding the Company’s ADSs

JPMorgan Service Center (U.S.) Tel:	U.S.: 800-990-1135 (toll free) International: +1- 651-453-2128
Website:	www.adr.com
E-mail:	jpmorgan.adr@wellsfargo.com

Shareholder Service Representatives are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Eastern Time in the U.S.